SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)

RETEK INC.

(Name of Subject Company)

RETEK INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

76128Q109
(CUSIP Number of Class of Securities)

Martin J. Leestma
Retek on the Mall
950 Nicollet Mall
Minneapolis, MN 5540
(612) 587-5000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Michael A. Stanchfield, Esq. Steven C. Kennedy, Esq. Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 (612) 766-7000	A. Peter Harwich, Esq. Eric S. Shube, Esq. Allen & Overy LLP 1221 Avenue of the Americas New York, New York 11020 (212) 610-6300

☑ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

FOR IMMEDIATE RELEASE
Feb. 28, 2005

SAP Strengthens Global Retail Industry Leadership with Acquisition of Retek

Retail Companies Will Benefit from the Combined Expertise and Solution Offerings of
SAP and Retek, Bringing New Levels of Functionality, Services and Integration
to the Global Retail Industry Value Chain

     WALLDORF, Germany, NEWTOWN SQUARE, Pa. and MINNEAPOLIS, Minn.— Feb., 28, 2005 — SAP AG (NYSE: SAP) and Retek Inc. (NASDAQ: RETK) today announced that SAP’s North American subsidiary, SAP America, Inc., has signed a definitive merger agreement with Retek, bringing together the world’s leading provider of business software solutions with a leading provider of software solutions and services to the retail industry. The Retek board of directors has approved the definitive merger agreement and has unanimously recommended to Retek stockholders that they accept the SAP offer.

     SAP has agreed to make a cash tender offer directly for all outstanding shares of Retek at $8.50 per share, representing a 42 percent premium for Retek stockholders based on the market closing price of Feb. 25, 2005. On a fully diluted basis, the value of the offer is approximately $496 million. The aggregate value of the transaction is approximately $394 million net of Retek’s existing cash, cash equivalents and investments.

     “We are excited about the opportunity to join the SAP family and the value that we believe this combination will bring to our customers, employees and shareholders,” said Marty Leestma, President and Chief Executive Officer of Retek. “SAP provides enormous resources, extensive application and integration technology experience, and the global reach and scope to provide an unprecedented opportunity for the retail industry. By leveraging the best of our combined assets, we believe this combination will drive significant growth opportunities around

SAP Strengthens Global Industry Leadership with Acquisition of Retek	Page 2

the world. We believe that SAP’s offer is a good deal for Retek stockholders, and our Board of Directors has unanimously recommended that it be accepted.”

     Headquartered in Minneapolis, Retek provides an integrated retail application suite and best-of-breed solutions to more than 200 customers in more than 20 countries around the world. With 2004 annual revenue of $174.2 million and approximately 525 employees, Retek also has offices in Atlanta, London and Melbourne.

     In making the announcement, SAP said the retail industry is entering a new phase of package software adoption, as retailers are increasingly considering IT as a strategic instrument to drive competitive differentiation and business growth. The combination of Retek’s application portfolio, industry expertise and market presence will allow SAP to respond to this demand even more successfully and will create a clear leadership position for SAP to deliver the solutions retail companies are looking for now and in the future.

     “The global retail industry is large and represents a significant growth opportunity for SAP,” said Henning Kagermann, chief executive officer, SAP. “Retek offers many software solutions to augment its existing presence and will enable us to offer the most comprehensive solution in the industry, from the point of sale through the entire retail supply chain. The acquisition of Retek is in keeping with SAP’s growth strategy to invest in companies and solutions that expand the SAP portfolio, deliver best-in-class industry solutions, provide new capabilities and help customers meet ever-changing market conditions. We welcome the Retek team to SAP.”

     It is expected that the tender offer will commence within a week, will be subject to customary closing conditions, including regulatory approvals, and is expected to close in early April unless extended.

     Stockholders of Retek are strongly encouraged to read the Tender Offer Statement on Schedule TO to be filed by SAP America, Inc. and its subsidiary when it becomes available because it will contain important information about the tender offer. Stockholders of Retek are strongly encouraged to read the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Retek when it becomes available because it will contain important information about the tender offer. Investors may obtain the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and any other documents filed with the SEC for free at the SEC’s website, www.sec.gov. Materials filed by SAP America may be

SAP Strengthens Global Industry Leadership with Acquisition of Retek	Page 3

obtained for free at SAP’s website, www.sap.com. Materials filed by Retek may be obtained for free at Retek’s website, www.Retek.com. Credit Suisse First Boston LLC acted as financial advisor to SAP; Deutsche Bank Securities Inc. acted as financial advisor to Retek.

     SAP and Retek senior management will host a joint conference call for investors and financial analysts today at 4:00 p.m. (CET) / 3:00 p.m. (GMT) / 10:00 a.m. (Eastern) / 9:00 a.m. (Central) / 7:00 a.m. (Pacific). The dial-in numbers for the conference call are: +44 (0)20 7365 1851 or +1 718 354 1158. The conference call will be web cast live at http://www.sap.com/investor and will be available for replay purposes as well.

About Retek
Founded in 1986, Retek Inc. (NASDAQ: RETK) is a leading worldwide provider of mission-critical software and services to the retail industry. Retek’s goal is to make our customers the most successful retailers in the world. Retek solutions integrate collaborative software with patented predictive technologies, consulting services and the best practices of customers and partners to help retailers create, manage and fulfill consumer demand. Retek solutions can be deployed individually to meet specific business needs, or as part of a scalable and fully integrated, end-to-end solution. The primary software solutions consist of six integrated, but independently deployable groups of products — Merchandise Operations Management, Store & Multi-Channel Retailing, Supply Chain Planning & Optimization, Supply Chain Execution, Merchandise Planning & Optimization, and Demand Planning. Leading global retailers including Tesco, Best Buy, Gap Inc., Sainsbury’s and Selfridges use Retek solutions. Visit Retek on the Web at www.retek.com . Retek is a trademark of Retek Inc. Other names may be trademarks of their respective owners.

About SAP
SAP is the world’s leading provider of business software solutions*. Today, more than 26,150 customers in over 120 countries run more than 88,700 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale suite solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*) SAP defines business software solutions as comprising enterprise resource planning and related software solutions such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Statements regarding the expected date of closing of the tender offer, and expected integration, growth and improved customer service benefits are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the tender offer, the satisfaction of closing conditions, including the receipt of regulatory approvals, whether certain industry segments will grow as anticipated, the competitive environment among providers of software solutions, and difficulties encountered in integrating companies and technologies. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP Strengthens Global Industry Leadership with Acquisition of Retek	Page 4

Copyright © 2005 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary. Retek is a trademark of Retek Inc.

For customers interested in learning more about SAP products:
Global Customer Center: +49 180 534-34-24
United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information from SAP, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Bill Wohl, +1 (610) 661-3311, william.wohl@sap.com, EST
Manuela Schnaubelt, +49 (6227) 7-62999, manuela.schnaubelt@sap.com, CET
SAP Press Office, +1 (610) 661-3200, press@sap.com, EST
Bryan Nella, Burson-Marsteller, +1 (212) 614-4992, bryan_nella@nyc.bm.com, EST

For more information from SAP, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Joerg Jung, +1 (212) 653-9571, investor@sap.com, EST

For more information from Retek, press and financial community only:
Al Galgano, +1 (612) 587-2485, al.galgano@retek.com, CST